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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         HAHN AUTOMOTIVE WAREHOUSE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)



                                   405191 10 7
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                                 (CUSIP Number)

                               Mr. Eli N. Futerman
                              415 West Main Street
                               Rochester, NY 14608

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                          On or about January 18, 2001
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-l(e), 240.13d-l(f)r 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (" Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 405191 10 7                                         PAGE 2 OF 7 PAGES
----------------------------                          --------------------------
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    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION,NO. OF ABOVE PERSON (ENTITIES ONLY)

         Mr. Eli N. Futerman
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

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    4    SOURCE OF FUNDS (See Instructions)

         PF
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    5    CHECK IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                        [ ]
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  NUMBER OF      7     SOLE VOTING POWER
   SHARES              2,730,357
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY       8     SHARED VOTING POWER
    EACH               179,760
  REPORTING    -----------------------------------------------------------------
   PERSON        9     SOLE DISPOSITIVE POWER
    WITH               2,730,357
               -----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                       179,760
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         293,815
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                        [X]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instruction)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


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CUSIP No. 405191 10 7                                         PAGE 3 OF 7 PAGES
----------------------------                          --------------------------
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    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Estate of Michael Futerman/Michael Futerman Marital Trust (16-6494822)
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b)
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS (See Instructions)

         PF
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    5    CHECK IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)
                                                                          [ ]
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  NUMBER OF      7   SOLE VOTING POWER
   SHARES            2,420,060
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY       8   SHARED VOTING POWER
    EACH             -0-
  REPORTING   ------------------------------------------------------------------
   PERSON        9   SOLE DISPOSITIVE POWER
    WITH             2,420,060
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                     -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,420,060
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.1%
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   14    TYPE OF REPORTING PERSON (See Instruction)

         OO
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



                                  SCHEDULE 13D


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CUSIP No. 405191 10 7                                         PAGE 4 OF 7 PAGES
----------------------------                          --------------------------
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    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Mr. Daniel J. Chessin
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                     (b)
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS (See Instructions)
         PF

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    5    CHECK IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
   SHARES            146,794
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY       8   SHARED VOTING POWER
    EACH             -0-
  REPORTING   ------------------------------------------------------------------
   PERSON        9   SOLE DISPOSITIVE POWER
    WITH             146,794
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         68,895
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           [X]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
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   14    TYPE OF REPORTING PERSON (See Instruction)

         IN
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CUSIP No. 405191 10 7               SCHEDULE 13D              PAGE 5 OF 7 PAGES
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ITEM 1.       SECURITY AND ISSUER
              -------------------

              This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Hahn Automotive Warehouse, Inc., a New York corporation with its principal officer at 415 West Main Street, Rochester, New York 14608 (the "Company").

ITEM 2.       IDENTITY AND BACKGROUND
              -----------------------

              This Schedule 13D is filed by Eli N. Futerman, Daniel J. Chessin, and the Estate of Michael Futerman (including the Michael Futerman Marital Trust). Eli N. Futerman is the executor of the Estate of Michael Futerman and Trustee of the Michael Futerman Trust, and has voting and investment control as such executor and Trustee. Mr. Futerman disclaims beneficial ownership over all shares not held of record by him, individually.

              Eli N. Futerman is the President and Chief Executive Officer of the Company, and a citizen of the United States.

              Daniel J. Chessin is the Executive Vice President and Secretary of the Company, and a citizen of the United States.

              During the last 5 years neither Eli N. Futerman or Daniel J.
              Chessin

                  (a) has been convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors), or

                  (b) was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
              -------------------------------------------------

              All of the shares of Common Stock reported herein have been owed historically by the filers, except as follows:

              On May 10, 2000, the Michael Futerman Marital Trust purchased 240,074 shares of Common Stock for aggregate consideration of $660,203.50; the source of funds was cash on hand and bank borrowing.

              In August, 2000, the Michael Futerman Marital Trust purchased a total of 149,100 shares of Common Stock on the open market, for aggregate consideration of $157,641. The source of funds was cash on hand of the Trust.

ITEM 4.       PURPOSE OF THE TRANSACTION
              --------------------------

              Eli N. Futerman and Daniel J. Chessin have proposed to the Board of Directors of the Company a transaction pursuant to which Mr. Futerman and Mr. Chessin would take the Company private, pursuant to a

                                  SCHEDULE 13D

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CUSIP No. 405191 10 7                                          PAGE 6 OF 7 PAGES
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              merger, in which each non-participating shareholder would receive
              $1.00 per share. The Board of Directors has formed a special committee to consider the proposal. If successfully completed, the Company would no longer be a publicly-reporting Company. It is anticipated that the existing Board of Directors would be replaced. Mr. Futerman and Mr. Chessin do not plan any other changes in the management or operations of the Company.

ITEM 5        INTEREST IN SECURITIES OF THE ISSUER
              ------------------------------------

              General. In response to this Item 5, rows 7 through 11 inclusive and row 13 of the cover pages of this schedule 13D are incorporated herein by reference. The information in such rows 7 through 11 and row 13, and the information in this Item 5, is through the date of execution of this Schedule 13D. The percentages of ownership set forth in this Schedule 13D are based upon the Company's outstanding Common Stock as of December 31, 2000.

              Each of Eli N. Futerman, Daniel J. Chessin, and The Estate of Michael Futerman/Michael Futerman Martial Trust declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13D of the Act, the beneficial owner of securities for which he or it disclaims beneficial ownership.

              Eli N. Futerman beneficially owns 247,132 shares of Common Stock, which are held in his own name. Mr. Futerman's children beneficially own 16,482 shares of Common Stock, beneficial ownership of which shares Mr. Futerman disclaims. Mr. Futerman has the right to acquire 46,683 shares under options granted to him by the Company.

              Mr. Futerman has voting control and dispositive control over 2,420,060 shares of Common Stock owned by the Estate of Michael Futerman/Michael Futerman Marital Trust, in his capacity as executor of the Estate and as Trustee of the Trust. Mr. Futerman disclaims beneficial ownership of the shares.

              Mr. Futerman has shared voting power and dispositive power over 179,960 shares of Common Stock owned beneficially and of record by Sara Futerman, Mr. Futerman's mother, pursuant to a general power of attorney granted to Mr. Futerman. Mr. Futerman disclaims beneficial ownership of these shares as well.

              Daniel J. Chessin beneficially owns 7,743 shares of Common Stock, which are held in his own name. Mr. Chessin's wife, Rina Chessin, beneficially owns 66,911 shares, and his children beneficially own 10,988 chares, beneficial ownership of which shares Mr. Chessin disclaims. Mr. Chessin has the right to acquire 61,152 shares under options granted to him by the Company.

              The Estate of Michael Futerman/Michael Futerman Martial Trust owns 2,420,060 shares of Common Stock. Eli Futerman is the Executor of the Estate and the Trustee of the Trust.

              Sara Futerman, Michael Futerman's widow and Eli N. Futerman's mother, is the income beneficiary of the Trust; Sara Futerman beneficially owns 179,960 shares of Common Stock.

              Eli N. Futerman and his sisters, Daphne Futerman and Rina Chessin, and their children, are the residuary beneficiaries of the Trust. Daphne Futerman and her husband and children collectively own beneficially 74,395 shares of Common Stock of the Company.


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                                  SCHEDULE 13D

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CUSIP No. 405191 10 7                                          PAGE 7 OF 7 PAGES
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ITEM 6        CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH
              -----------------------------------------------------------
              RESPECT TO SECURITIES OF THE ISSUER
              -----------------------------------

              There are no such contracts, arrangements, etc. except the familial relationships disclosed herein, and the general power of attorney granted by Sara Futerman to Eli N. Futerman.

ITEM 7        MATERIAL BE FILED AS EXHIBITS
              -----------------------------

              None

SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      /S/ Eli N. Futerman
                                      --------------------------------
                                      Eli N. Futerman

                                      /S/ Daniel J. Chessin
                                      --------------------------------
                                      Daniel J. Chessin

                                      ESTATE OF MICHAEL FUTERMAN
                                      Eli N. Futerman, Executor

                                      /S/ Eli N. Futerman
                                      --------------------------------



                                      MICHEL FUTERMAN MARTIAL TRUST
                                      Eli N. Futerman, Trustee

                                      /S/ Eli N. Futerman
                                      --------------------------------